February 14, 2012

VIA EDGAR

Mr. W. John Cash

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”)

Form 10-K for Fiscal Year Ended September 30, 2011

Filed December 20, 2011

File No. 333-89756

Dear Mr. Cash:

With respect to the above captioned filing, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated January 23, 2012, (the “Comment Letter”).

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.

Form 10-K for the year ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1.	We note that certain provisions in the senior secured notes and the unsecured notes limit your ability to incur additional debt and pay dividends if your ratio of Adjusted EBITDA to Consolidated Interest Expense is not greater than 2.0 to 1.0. In order for readers to better understand and assess the potential impact of this provision, please revise future filings to disclose your actual ratio of Adjusted EBITDA to Consolidated Interest Expense as of each balance sheet date.

In the Company’s discussion of its compliance with debt covenants and debt limitations in its discussion of Liquidity and Capital Resources, management will provide the following additional disclosures in Alion’s Form 10-Q for the quarter ended December 31, 2011, to be filed on or before February 14, 2012.

At December 31, 2011, the Company’s ratio of trailing twelve month Adjusted EBITDA ($63.6 million) to trailing twelve month Consolidated Interest Expense ($74.2 million) was 0.86 to 1.0. At September 30, 2011, the Company’s ratio of trailing twelve month Adjusted EBITDA ($63.2 million) to trailing twelve month Consolidated Interest Expense ($73.9 million) was 0.86 to 1.0. The Company will include the new disclosure in its future filings to reflect the Staff’s request.

Mr. W. John Cash

February 14, 2012

Summary of Critical Accounting Policies, Goodwill and Intangible Assets, page 44

2.	We note that you recently reorganized two reporting units to combine them into a single reporting unit. Please provide us the following additional information regarding your reporting units during FY 2011 and 2010:

•	a description of your three reporting units in FY 2010, including the amount of goodwill allocated to each reporting unit and summarized financial information for each reporting unit;

•	a description of your two reporting units in FY 2011, including the amount of goodwill allocated to each reporting unit and summarized financial information for each reporting unit;

•

an explanation of how and why you reorganized two reporting units into one reporting unit in FY 2011; and an explanation of how the reorganization impacted your goodwill impairment analysis in FY 2011.

Except for the non-GAAP information included below in response to the Staff’s request for summary financial information, management will include the following revised disclosure in the Company’s discussion of its Critical Accounting Policy on Goodwill and Intangible Assets in Alion’s Form 10-Q for the quarter ended December 31, 2011, to be filed on or before February 14, 2012.

Alion operates in one segment and tests goodwill at the reporting unit level. Each Alion reporting unit delivers a similar set of professional engineering services to a wide array of federal government customers, principally within the Department of Defense. Each reporting unit provides the full range of services Alion offers to customers overall. This holds true both for Alion’s current reporting units and for the Company’s former reporting units.

Alion’s management has organized reporting units based on managerial responsibility and administrative structure, contract portfolios, and the availability of discrete financial information. Management evaluates reporting unit financial performance based on contract revenue and non-GAAP operating income. Alion does not maintain reporting unit balance sheets and the Company does not track cash flows by reporting unit.

Management identifies reporting units as “sectors” which in turn include lower level business units identified as “groups” consisting of still lower level “operations.” For each business combination, management assigned the goodwill arising from acquisitions to the reporting unit or units expected to benefit from the synergies of each business combination. Coincident with its goodwill determination and purchase price allocation, management assigned assets acquired to reporting units based on the unit or units anticipated to utilize such assets. Management did not allocate to reporting units the liabilities arising from business combinations.

Mr. W. John Cash

February 14, 2012

In 2011, Alion’s reporting units were: the Engineering and Integration Solutions Sector (EISS) and the Technology, Engineering and Operational Solutions Sector (TEOSS). In 2010, Alion’s reporting units were EISS, the Defense Operations Integration Sector (DOIS), and the Engineering and Information Technology Sector (EITS).

In 2011, Alion’s TEOSS reporting unit had $437.0 million in contract revenue and $26.0 million in non-GAAP operating income; the EISS reporting unit had $357.1 million in contract revenue and $21.6 million in non-GAAP operating income. In 2010, EISS had $377.4 million in contract revenue and $27.3 million in non-GAAP operating income; DOIS had $258.0 million in contract revenue and $17.0 million in non-GAAP operating income; EITS had $203.7 million in contract revenue and $12.3 million in non-GAAP operating income. Total contract revenue for all reporting units exceeds Alion’s total reported revenue because reporting unit contract revenue does not include the effects of inter-company eliminations, discounts and GSA industrial funding fees that the Company does not track by reporting unit. These amounts were $6.8 million for fiscal 2011 and $5.1 million for fiscal 2010.

In 2011, management reorganized Alion’s two smaller reporting units, DOIS and EITS, to form the new TEOSS reporting unit. Management undertook the reorganization to optimize Alion’s reporting structure, reduce the number of subsidiary organizations in its reporting units, eliminate duplicative staff and reduce operating expenses. As part of this reorganization, management reduced the number of “groups” within the new sector, and reorganized the remaining groups. Management realigned both contracts and staff at the “group” and “operation” level and re-configured the Company’s financial reporting systems to accumulate information based on Alion’s new structure.

Management established TEOSS as part of Alion’s effort to respond to pricing pressures in the government contracting industry arising from actual and potential federal budget cuts and to improve the Company’s competitive position in the market place. Management also reorganized various administrative functions to change the Company’s cost structure with the goal of winning new contracts with higher negotiated fee rates. Management expects this reorganization will allow the Company to reduce operating costs and better position Alion to win new business in an increasingly price-sensitive, cost-conscious environment.

Establishing the new TEOSS reporting unit did not affect the $197 million in goodwill previously allocated to EISS. When management established TEOSS, it assigned $201.9 million in aggregate goodwill to the new reporting unit. Management based its goodwill allocation on historical acquisitions attributable to the newly-formed reporting unit. TEOSS goodwill includes $124.3 million in goodwill previously assigned to DOIS and $77.6 million in goodwill previously assigned to EITS.

Management applied the guidance in Accounting Standards Codification (ASC) Topic 350 Intangibles—Goodwill and Other and the related guidance in ASC Topic 280 Segment Reporting to analyze Alion’s new reporting units to determine the appropriate level at which to test goodwill for potential impairment. Management specifically considered whether the former DOIS and EITS reporting units continued to exist as potential TEOSS components required to be tested separately for impairment.

Mr. W. John Cash

February 14, 2012

Changes to Alion’s financial information systems to accommodate tracking and reporting for the TEOSS segment preclude management from obtaining discrete financial information for either DOIS or EITS which ceased to exist as separately trackable organizations within the Company. The absence of discrete financial data for the former DOIS and EITS reporting units, and the material changes to them arising from the reorganization led management to conclude that neither DOIS nor EITS was capable of being tested individually for potential impairment to goodwill. Management also concluded that this reorganization did not affect the Company’s determination of estimated fair value or its goodwill impairment analysis at the reporting unit level or in the aggregate.

The tables below set out for each reporting unit as of September 30, 2011 and 2010: the goodwill assigned to each reporting unit; reporting unit carrying value; reporting unit estimated fair value; and the excess of estimated fair value over carrying value for each reporting unit. The tables present values for EISS for 2011 and 2010; DOIS and EITS for 2010; and TEOSS for 2011. Management used the reporting unit estimated fair values presented below in testing goodwill for impairment in the fourth quarter of fiscal year 2011 and 2010.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Goodwill	Carrying Value	Estimated Fair Value	Excess of Estimated Fair Value over Carrying Value
	at September 30, 2011
Sector	(In millions, except percentages)
TEOSS	$201.9	$212.8	$295.6	$82.8	39%
EISS	197.0	205.9	242.8	36.9	18%

Total	$398.9	$418.7	$538.4	$119.7	29%

	September 30,	September 30,	September 30,	September 30,	September 30,
	Goodwill	Carrying Value	Estimated Fair Value	Excess of Estimated Fair Value over Carrying Value
	at September 30, 2010
Sector	(In millions, except percentages)
DOIS	$124.3	$129.3	$204.7	$75.4	58%
EITS	77.6	81.3	154.5	73.2	90%
EISS	197.0	203.8	284.2	80.4	39%

Total	$398.9	$414.4	$643.4	$229.0	55%

To reflect the Staff’s request, the Company will provide such new disclosures (excluding non-GAAP summary financial information) in its future filings for any period in which the Company is required to test goodwill for impairment whether at year end or in an interim period.

Mr. W. John Cash

February 14, 2012

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for its fiscal year ended September 30, 2011;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011;

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please call the undersigned at (703) 918-4484 with any questions. We appreciate the Staff’s efforts with respect to our filings.

Sincerely,

/s/ Michael Alber

Alion Science and Technology Corporation

Michael Alber

Senior Vice President,

Chief Financial Officer and Treasurer

cc:	Kevin Stertzel, Staff Accountant, Securities and Exchange Commission

Anne McConnell, Senior Staff Accountant, Securities and Exchange Commission

Bahman Atefi, Chairman and Chief Executive Officer, Alion

Thomas McCabe, Senior Vice President and General Counsel, Alion

David Cole, Holland and Knight, LLP

Bruce Arensmeier, Deloitte & Touche, LLP